13013510

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 01 2013
Washington DC

ANNUAL AUDITED REPORT
FORMX-17A-5
PART III

SEC FILE NUMBER
8-66889 68907

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Two Rivers Trading Group LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One North End Avenue
(No. and Street)

New York	NY	10282
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Sipkin (212)571-0064
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report"[1]

LEONARD ROSEN & COMPANY, P.C.
(Name - *if individual, state last, first, middle name*)

15 MAIDEN LANE, ROOM 505	NEW YORK	NY	10038
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant D Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

DD 3/9/13

SEC
Mail Processing
Section

MAR 01 2013

Washington DC
401

TWO RIVERS TRADING GROUP LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2012

LEONARD ROSEN & COMPANY, P.C.
Certified Public Accountants

(212) 227-1115

LEONARD ROSEN & COMPANY, P.C.

Certified Public Accountants

15 MAIDEN LANE
NEW YORK, N.Y. 10038

SEC
Mail Processing
Section

MAR 01 2013

Washington DC
401

Independent Auditor's Report

We have audited the accompanying statement of financial condition of Two Rivers Trading Group LLC as of December 31, 2012.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Two Rivers Trading Group LLC as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Leonard Rosen & Company, P.C.

New York, NY
February 27, 2013

Two Rivers Trading Group LLC
Statement of Financial Condition
December 31, 2012

Assets

Cash	$ 320,156
Receivable From Clearing Broker - Cash	4,344,621
- Open Trade Equity	(16,979)
Other Assets	1,425
Security Deposit	18,627
Fixed Assets, Net of Related Allowance for Depreciation of $97,509	10,088
	$ 4,677,938

Liabilities and Member's Equity

Liabilities:	
Accounts Payable	$ 39,371
Accrued Expenses Payable	$ 101,528
Total Liabilities	140,899
Contingent Liabilities	
Member's Equity	4,537,039
	$ 4,677,938

See Accompanying Notes to the Financial Statements

TWO RIVERS TRADING GROUP LLC

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2012

1. Organization and Nature of Business

Two Rivers Trading Group LLC (the "Company") is a Limited Liability Company registered in the State of New York. In April, 2012 the Company, then known as Zone Equity Group LLC was registered with NYSE Arca as a proprietary trading firm. In May of 2012 the name of the Company was changed to Two Rivers Trading Group LLC. The Company trades regulated and non-regulated commodity futures contracts, currencies, and equities. All trades are cleared through a clearing broker.

2. Summary of Significant Accounting Policies

A. Revenue Recognition

The Company records both realized and unrealized trading profits and losses on trade date basis.

B. Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers demand deposited money market funds to be cash and cash equivalents.

C. Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, revenues and expenses.

D. Fixed Assets

Fixed Assets are carried at cost. Depreciation is provided on a straight-line basis using estimated useful lives. Additions and betterments are capitalized, whereas the costs of repairs and maintenance are charged to expense as incurred.

3. Income Taxes

As a Limited Liability Company the Members are subject to any taxes on income that the Company may earn. Therefore, there is no provision nor benefit for income taxes in the accompanying Statement of Income.

4. Commitments and Contingencies

The Company is obligated under the terms of a lease for the period June 1, 2012 through May 31, 2013. Rent expense for the year ended December 31, 2012 amounted to $209,606. The future minimum lease payments are $43,517.

The Company is also obligated under the terms of three seat leases for the period September 1, 2012 through February 28, 2013. The leases are for two International Monetary Market memberships and one NYMEX/COMEX membership. Each lease is at $1,000 per month. The total future lease payments are $6,000.

5. Concentration of Credit Risk

The Company maintains its cash balances in one financial institution. The Company also has cash and security and/ or commodity futures positions at several futures commission merchants. At times the value of such accounts can exceed insurance limits.

6. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1,500%. At December 31, 2012, the Company's net capital of $3,982,791 was $3,882,791 in excess of its required net capital of $100,000. The Company's capital ratio was 3.54 %.

7. Subsequent Events

The Company has evaluated events and transactions that occurred between December 31, 2012 and February 27, 2013, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.